UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04016188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 01 2003 (MM/DD/YY) AND ENDING Dec 31 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

563 West 500 South Ste 135
(No. and Street)

Bountiful (City) Utah (State) 84010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Y Horne 801-951-1088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robinson Hill
(Name – *if individual, state last, first, middle name*)

1366 East Murray-Holladay Rd (Address) Salt Lake City (City) Utah (State) 84117 (Zip Code)

PROCESSED
APR 02 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 ? 2004
WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Y Horne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Management Corporation, as of March 17, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
TAMMIE HOLFELTZ
215 South State, Ste. 1160
Salt Lake City, UT 84111
My Commission Expires
April 24, 200[illegible]
STATE OF UTAH

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT MANAGEMENT CORPORATION

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2003 AND 2002

ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION
Certified Public Accountants

CONTENTS

ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

INDEPENDENT AUDITOR'S REPORT

Investment Management Corporation
Bountiful, Utah

We have audited the accompanying statements of financial condition of Investment Management Corporation as of December 31, 2003 and 2002 and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Management Corporation as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully Submitted,

Robison, Hill & Co.

Certified Public Accountants

Salt Lake City, Utah
February 13, 2004

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942

EXHIBIT "A"

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
Assets		
Current:		
Cash and Cash Equivalents	$ 57,356	$ 28,000
Deposits With Clearing Organization	35,000	35,000
Deposits Other	1,754	1,754
Receivable From Brokers and Dealers	55,515	20,841
Total Current Assets	149,625	85,595
Furniture & Fixtures	12,070	6,051
Less Accumulated Depreciation	(5,388)	(4,758)
Net Fixed Assets	6,682	1,293
Total Assets	$ 156,307	$ 86,888
Liabilities and Stockholders' Equity		
Accounts Payable	$ 34,139	$ 250
Accrued Expenses	68,487	18,925
Income Tax Payable	100	100
Total Liabilities	102,726	19,275
Stockholders' Equity		
Common Stock, $.01 par value, 1,000,000 shares Authorized, 510,000 shares issue and outstanding	5,100	5,100
Paid In Capital	69,900	69,900
Retained Deficit	(21,419)	(7,387)
Total Stockholders' Equity	53,581	67,613
Total Liabilities and Stockholders' Equity	$ 156,307	$ 86,888

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue		
Commissions	$ 1,162,184	$ 879,850
Interest & Miscellaneous Income	363	42
Total Revenues	1,162,547	879,892
Expenses		
Employee Compensation	81,923	41,512
Commissions	865,593	685,523
Communications	9,600	9,685
Occupancy and Equipment Rental	23,650	17,480
Payroll Taxes	6,591	3,434
Other Operating Expenses	189,122	100,956
Total Expenses	1,176,479	858,590
Income (Loss) Before Income Taxes	(13,932)	21,302
Income Taxes	(100)	(175)
Net Income (Loss)	$ (14,032)	$ 21,127

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Paid In	Retained Deficit	Total Stock-holders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2001	510,000	$ 5,100	$ 69,900	$ (28,514)	$ 46,486
Net Income	-	-	-	21,127	21,127
Balance at December 31, 2002	510,000	5,100	69,900	(7,387)	67,613
Net Income (Loss)	-	-	-	(14,032)	(14,032)
Balance at December 31, 2003	510,000	$ 5,100	$ 69,900	$ (21,419)	$ 53,581

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows From Operating Activities:		
Net Income (Loss)	$ (14,032)	$ 21,127
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:		
Depreciation	630	37
(Increase) Decrease in Receivable Brokers and Dealers	(34,674)	(10,043)
(Increase) Decrease in Deposits With Clearing Organization	-	18,447
(Increase) Decrease in Deposits Other	-	(67)
Increase (Decrease) in Accounts Payable	33,889	(342)
Increase (Decrease) in Accrued Expenses	49,562	(6,559)
Total Adjustments	49,407	1,473
Net Cash Provided (Used) by Operating Activities	35,375	22,600
Cash Flows from Investing Activities:		
Purchase of Furniture & Fixtures	(6,019)	(1,330)
Net Cash Provided (Used) by Investing Activities	(6,019)	(1,330)
Net Cash Provided (Used) by Financing Activities	-	-
Net Increase in Cash and Cash Equivalents	29,356	21,270
Cash and Cash Equivalents, Beginning of Year	28,000	6,730
Cash and Cash Equivalents, End of Year	$ 57,356	$ 28,000
Income Taxes	$ 100	$ 100
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

EXHIBIT "E"

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The summary of accounting policies of Investment Management Corporation is presented to assist in understanding the Company's financial statements. The accounting principles conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

History And Dividend Policy

The Company was incorporated under the laws of the State of Nevada on August 18, 1994 under the name of Kunz & Cline Management, Inc., changed its domicile to Utah on January 11, 1999, and changed its name to Investment Management Corporation on October 14, 1999. The Company was in the development stage as of December 31, 1994. The Company commenced planned principal operations on January 1, 1995. The Company has at the present time not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Business

The Company engages in the business of a securities broker/dealer and operates as a fully disclosed correspondent broker.

Accounting Method

The Company's financial statements are prepared on the accrual method of accounting. Customers' securities and commodities transactions are recorded on a settlement date basis with related commissions and expenses recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash And Cash Equivalents

For the purposes of the cash flow statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Reclassifications

Certain reclassifications have been made in the 2002 financial statements to conform with the 2003 presentation.

Furniture, Equipment and Organizational Costs

Furniture and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the related assets as follows:

Office furniture and equipment	5-10 years

Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement for office equipment with an officer of the corporation. See note 4.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002, the Company had net capital of $44,031 and $64,566 which was $39,031 and $59,566 in excess of its required net capital of $5,000 for 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company's net capital ratio was 2.33 and .30, respectively.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 4 - RENT AND LEASE EXPENSE

The Company utilizes office equipment under a cancelable lease between the corporation and an officer of the corporation. The equipment lease is based on the profitability of the Company and is negotiated monthly. The amount due under this lease may not exceed $1,000 per month. As of December 31, 2003 no lease payments for equipment under this lease have been paid or accrued, nor are any amounts due.

The Company occupies offices under an operating lease beginning February 1, 2002 and ending January 31, 2007.

The minimum future lease payments under these leases for the next five years are:

Year Ended December 31,	Real Property	Equipment
2004	22,774	-
2005	23,685	-
2006	24,633	-
2007	2,053	-
2008	-	-
Total minimum future lease payments	$ 73,145	$ -

The leases generally provides that insurance and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

NOTE 5 - INCOME TAX

At December 31, 2003, the Company has a net operating loss carryforward totaling approximately $22,900 that may be offset against future taxable income. The loss carryforward expires in years beginning 2028 if not used. A tax benefit has not been reported in the accompanying financial statements, however, because the Company is uncertain as to the likelihood of utilization of the carryforward. Accordingly, the approximate tax benefit loss carryforward has been offset by a valuation allowance.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 8 - CONTINGENCIES

In the normal course of business activities, the Company is subject to various regulatory agencies who review the Company's operations. At the conclusion of a review by the National Association of Securities Dealers (NASD), the NASD began an investigation of the company for alleged securities violations in regard to the private placement of securities of a third party issuer in which the Company acted as agent. The NASD 3RD District Business Conduct Committee ("DBCC"), following a hearing has proposed the certain fines and other sanctions. The Company appealed the DBCC's decision to the National Adjudicatory Council ("NAC"). The NAC made its decision on July 7, 1999. The NAC affirmed the decision of the BDCC on three of four caused and reversed the DBCC's decision on one cause. The NAC proposed fines and other sanctions as follows: the Company and Kevin Kunz would be fined jointly and severally in the amount of $20,000 plus $2,597 in court costs, Kevin Kunz would be fined individually in the amount of $5,000, Kevin Kunz would be suspended for 15 days in a registered capacity with the NASD and one year in a principal capacity, and Mr. Kunz would be required to requalify as a principal and registered representative by examination. The Company appealed the NAC's decision to the U.S. Securities & Exchange Commission (SEC). On January 16, 2002 the SEC made its order sustaining the both the disciplinary action taken and the assessment of costs imposed by the NASD. The Company has 60 days from the date of the Order to file a petition with the United states Court of Appeals requesting that the Order be modified or set aside in whole or in part . The Company filed a petition with the United State Court of Appeals requesting that the Order be modified or set aside in whole or in part. The petition is to be heard on March 11, 2003. At the same time, the Company sought and was granted a stay of execution by the SEC pending decision on the petition. On March 28, 2003, the United States Court of Appeals for the Tenth Circuit affirmed the Order of the SEC in all respects and the Company was fined $22,597. The Company took no further action on the matter.

The NASD commenced a disciplinary action against the Company with the NASD Office of Hearing Officers. The Complaint alleges the Company (a) conducted a securities business while failing to maintain the minimum required net capital; (b) failed to maintain accurate books and records; (c) filed inaccurate quarterly financial or "FOCUS" reports; (d) filed an incomplete and materially inaccurate notice with the United States Securities & Exchange Commission; (e) failed to file required information with the NASD; (f) permitted an inactive person to function in a capacity requiring registration; and (g) maintained inadequate supervisory procedures. The Company answered the Complaint and denied each of the material allegations. The case was heard on April 8-9, 2002 by and Office of Hearing Officers Panel. On August 23, 2002, the Hearing Panel made its decision and found for the Department of Enforcement on all counts of its Complaint. As a result, the Company was fined $28,757, jointly and severally with Kevin Kunz, the Company's Financial Operations Principal. In addition, the Company was assessed $3,816.28 in costs, jointly and severally with Kunz. On September 16, 2002, the Company filed a Notice of Appeal to the NASD National Adjudicatory Council. The Company appealed from all conclusions and findings that resulted in sanctions. On December 15, 2003, the NASD National Adjudicatory Council affirmed the Hearing Panel Decision in all respects and the Company was fined $33,888. The Company has taken no further action and does not plan to do so.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS DECEMBER 31, 2003 AND 2002

ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Investment Management Corporation
Bountiful, Utah

We have audited the accompanying financial statements of Investment Management Corporation as of and for the year ended December 31, 2003, and have issued our report thereon dated February 13, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robison, Hill & Co.
Certified Public Accountants

Salt Lake City, Utah
February 13, 2004

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942

SCHEDULE 1

INVESTMENT MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003 AND 2002

	2003	2002
Net Capital		
Total Stockholders' Equity Qualified For Net Capital	$ 53,581	$ 67,613
Deductions and/or Charges:		
A. Non-allowable assets		
Furniture, Equipment and Organizational costs	6,682	1,293
Deposits Other	1,754	1,754
Notes Receivable	-	-
Total Deductions and/or Charges	(8,436)	(3,047)
Net Capital Before Haircuts on Securities Position	45,145	64,566
Haircuts on Securities		
Trading and Investment Securities		
Other Securities	1,114	-
Undue Concentration	-	-
Total Haircuts on Securities	1,114	-
Net Capital	$ 44,031	$ 64,566
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 34,139	$ 250
Accrued Expenses	68,487	18,925
Income Tax Payable	100	100
Checks in Excess of Cash	-	-
Total Aggregate Indebtedness	$ 102,726	$ 19,275
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital at 1500%	$ 37,183	$ 59,566
Excess Net Capital at 1000%	$ 33,759	$ 59,566
Ratio: Aggregate indebtedness to net capital	2.33 to 1	.30 to 1

SCHEDULE 1
(Continued)

INVESTMENT MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003 AND 2002

	2003	2002
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2003)		
Net Capital, As reported in Company's Part II (Unaudited) FOCUS Report	$ 35,503	$ 64,497
Correction to Shortcut Calculation	(16)	-
Non-Allowable Fixed Assets	(6,682)	-
Depreciation Expense	(630)	-
Correction to Beginning Retained Earnings	1,193	-
Accrue Commissions Receivables	6,991	-
Reclassify Fixed Assets Out of Expenses	6,019	-
Net Representative Receivables to Payables	1,653	-
Other Audit Adjustments	-	37
Other Adjustments	-	32
Net Capital Per Above	$ 44,031	$ 64,566

ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Investment Management Corporation
Bountiful, Utah

In planning and performing our audit of the financial statements of Investment Management Corporation for the year ended December 31, 2003 we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company operates as a fully disclosed broker.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

During our study of the practices and procedures followed by the Company, in complying with the conditions of the exemption under rule 15c3-3, no matters came to our attention indicating that such conditions of the exemption were not complied with during the audit period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robison, Hill & Co.

Certified Public Accountants

Salt Lake City, Utah
February 13, 2003

IMC

INVESTMENT MANAGEMENT

CORPORATION

March 16, 2004

RE: December Focus report filed 3/1/2004

To Whom It May Concern:

Investment Management Corporation CRD#37196 filed an audited focus report on March 1, 2004 that we believed to be correct. We were unaware of audit year-end journal adjustments that needed to be entered. The journal adjustments were completed on March 15, 2004 and subsequently the focus report has been amended which coincides with the audited financials.

Sincerely,

Brian Y. Horne

Gateway Tower, 563 West 500 South, Suite 135 • BOUNTIFUL, UTAH 84010
801.951.1088 • FAX 801.951.3373 • INVESTIMC.COM

ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

March 16, 2004

Brian Horne
Investment Management Corporation
500 South 563 West. Suite 135
Bountiful, UT 84010

Dear Brian:

Please find attached our revised audit report with changes to Schedule 1, Computation of Net Capital, to reflect the calculation of haircuts to trading and investment securities. In addition, changes were made to provide greater detail in reconciling the audited financial statements to the December 31, 2003 focus report. We appreciate this opportunity to be of service to you. Should you have any questions, please do not hesitate to contact our office.

Sincerely,
Robison, Hill & Co.

Barry Loveless, CPA

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone (801) 272-8045 Facsimile (801) 277-9942